TULLY’S COFFEE CORPORATION

3100 Airport Way South,

Seattle, Washington 98134

February 7, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Tully’s Coffee Corporation

Withdrawal of Registration Statement on Form S-1 (File No. 333-142438)

Withdrawal of Registration Statement on Form 8-A (File No. 001-33646)

Ladies and Gentlemen:

Tully’s Coffee Corporation, a Washington corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-1 (File No. 333-142438), including all amendments and exhibits thereto (the “S-1 Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007, Amendment No. 1 filed on July 26, 2007, Amendment No. 2 filed on August 7, 2007, and Amendment No. 3 filed on August 13, 2007, to be withdrawn effective immediately.

The S-1 Registration Statement is being withdrawn because of unfavorable market conditions. The S-1 Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the prospectus included therein. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c), promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Concurrent with the withdrawal of the S-1 Registration Statement, the Company also requests the withdrawal of its Registration Statement on Form 8-A (File No. 001-33646) filed on August 6, 2008, as amended on August 8, 2008, for the purpose of registering the Company’s common stock, no par value per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Form 8-A Registration Statement”). Upon withdrawal of the Form 8-A Registration Statement, the Company’s common stock will remain registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to the Company’s Form 10-12G, filed with the Commission on September 27, 1999 (File No. 000-26829).

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the S-1 Registration Statement and the Form 8-A Registration Statement, with a copy to the Company’s counsel, Stoel Rives LLP, as soon as it is available. The facsimile number of the Company is (206) 233-2075 and the facsimile number of Stoel Rives LLP is (206) 386-7500.

If you have any questions with respect to this matter, please contact Christopher J. Voss, Esq., of Stoel Rives LLP, at (206) 386-7505.

Very truly yours,

TULLY’S COFFEE CORPORATION

By:	/s/ Tom T. O’Keefe
Tom T. O’Keefe, Chairman